SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2003

                                  Serono S.A.
                      -----------------------------------
                              (Registrant's Name)

                            15 bis, Chemin des Mines
                                Case Postale 54
                                CH-1211 Geneva 20
                                  Switzerland
                      -----------------------------------
                    (Address of Principal Executive Offices)

                                    1-15096
                      -----------------------------------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form  20-F  X  Form  40-F
                ---            ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).) ______

     (Indicate  by  check  mark  if the registrant is submitting the Form 6-K in
paper  as  permitted  by  Regulation  S-T  Rule  101  (b)(7).)   ______

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes     No  X
         ---    ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)


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SERONO                                                                    PFIZER


MEDIA RELEASE

FOR IMMEDIATE RELEASE
---------------------


    REBIF(R) LABELING CHANGES REFLECT EFFICACY AND CONVENIENCE OF THE FASTEST
                        GROWING MS TREATMENT IN THE U.S.

  UPDATED LABEL SAYS PATIENTS TREATED WITH REBIF(R) ARE MORE LIKELY TO REMAIN
                        RELAPSE FREE AT 24 AND 48 WEEKS
                      VS. PATIENTS TREATED WITH AVONEX(R)


ROCKLAND, MA, AND NEW YORK, NY, MAY 22, 2003 - Serono, Inc. and Pfizer Inc, co-promoters of Rebif(R) (interferon beta-1a) in the US, announced today that the U.S. Food and Drug Administration (FDA) has approved additional efficacy and product stability information for Rebif(R). The new label changes reflect the treatment's efficacy and convenience in treating multiple sclerosis.

The new labeling changes include an update to the Clinical Studies section to add 48-week data from the EVIDENCE study(1). This head-to-head study of Rebif(R) and Avonex(R) (interferon beta-1a) compared the proportion of MS patients treated with Rebif(R) or Avonex(R) who were relapse free after 24 weeks (primary end point) and 48 weeks. The label expansion will now reflect that, "Patients treated with Rebif(R) 44 mcg sc tiw were more likely to remain relapse free at 24 and 48 weeks than were patients treated with Avonex(R) 30 mcg im qw."

"Serono and Pfizer are pleased with the FDA's approval of the new label changes for Rebif(R). The label expansion reflects additional scientific data demonstrating Rebif(R)'s clinical superiority over Avonex(R) at reducing frequency of relapses in patients with relapsing remitting MS at both 24 and 48 weeks," said Gordon Francis, M.D., Vice President, Neurology Clinical Development Unit, Serono, Inc.

Furthermore, the FDA also approved label changes related to Rebif(R) temporary storage at room temperature. This change enhances Rebif(R)'s ease-of-use for people who are currently taking the therapy to treat their MS. The label expansion will include that, "Rebif(R) may be stored at or below 25 degrees C/77 degrees F for up to 30 days and away from heat or light" and will be reflected in the Stability and

_______________________________
(1) Panitch H, Goodin DS, Francis G, et al. Randomized, comparative study of interferon beta-1a treatment regimens in MS: The EVIDENCE (Evidence for Interferon Dose-response European-North American Comparative Efficacy) Trial. Neurology 2002; 59: 1496-1506.


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Storage  section.  The  same  room  temperature  storage conditions were already allowed  in  the  other  countries  where  Rebif  is  approved.

"With Rebif(R)'s temporary room temperature labeling, we are building on our commitment to offer consumers not only a highly efficacious MS treatment, but also the added convenience that patients seek," said Deborah Brown, Executive
Vice  President,  Neurology,  Serono,  Inc.

Christy Demory, an attorney from North Carolina, who takes Rebif(R), welcomed the change. "Between family and work, I am always on the go and sometimes need to carry Rebif(R) with me to my office or on an overnight outing or when I travel, so it's great to have the flexibility of leaving it out at room temperature," she said. "It's one less thing I have to think about."

A revised patient Medication Guide will also be available that reflects new storage and needle disposal information.

48-WEEK  EVIDENCE  DATA  SUMMARIZED
The expanded Rebif(R) label now contains data from the head-to-head EVIDENCE study of 677 patients with relapsing remitting MS. The study compared the proportion of MS patients treated with either Rebif(R) or Avonex(R) who were relapse-free after 24 weeks (primary endpoint) and 48 weeks. The data showed that 75% of patients who received Rebif(R) (44 mcg administered subcutaneously, three times weekly) did not have a relapse after 24 weeks of treatment compared to 63% of patients treated with Avonex(R) (30 mcg administered intramuscularly, once weekly) (p<0.001). The improvement was sustained at 48 weeks at which point 62% of Rebif(R) patients were relapse free as compared to 52% of Avonex(R) patients (p=0.009).

Magnetic Resource Imaging (MRI) was used to assess brain lesions periodically throughout the 48-week study. Patients treated with Rebif(R) had fewer active lesions per MRI scan for all activity measures with effects seen within 2-3 months of starting treatment. There was an approximate one-third relative difference in favor of Rebif(R) and treatment effects were maintained over 48 weeks for measures of lesion activity. The exact relationship between MRI findings and clinical outcomes for patients is unknown.

ABOUT  REBIF(R)
Rebif(R) (interferon beta-1a) is a disease-modifying drug used to treat relapsing forms of multiple sclerosis and is similar to the interferon beta protein produced by the human body. Interferon helps modulate the body's immune system, fights disease and reduces inflammation.

Rebif(R) has been proven to slow the course of relapsing forms of multiple sclerosis. In clinical studies, Rebif(R) 44 mcg administered three times a week by subcutaneous injection has been shown to slow progression of disability and reduce the frequency of relapses in relapsing-remitting MS. Additionally, use of Rebif(R) was shown to statistically significantly reduce the number of active brain lesions and T2 lesion area as measured on MRI. The exact relationship between MRI findings and clinical status of patients is unknown.

People living in the US with relapsing forms of MS can find more information about Rebif(R) in the full prescribing information, online at www.mslifelines.com or by calling MS LifeLines(TM) at 1-877-44REBIF. Patients
-------------------
should be instructed to read the Medication Guide accompanying the product. Most commonly reported side effects are injection site disorders, flu-like symptoms, elevation of liver enzymes and blood cell abnormalities. Compared to Avonex(R), adverse reactions were similar - despite Rebif(R) being administered at higher and more frequent doses(2). Exceptions included injection site disorders, hepatic function disorders, white blood cell abnormalities, abdominal pain and depression, which were more frequent with Rebif(R). Patients, especially those with depression, seizure disorders, or liver problems, should discuss with their doctors whether Rebif(R) is right for them.


ABOUT  SERONO
Serono, Inc., located in Rockland, MA, is the US affiliate of Serono, S.A., a global biotechnology leader, headquartered in Geneva, Switzerland. The Company has six recombinant products on the worldwide market: Gonal-F(R) (follitropin alfa for injection), Luveris(R) (lutropin alfa), Ovidrel(R)/Ovitrelle(R) (choriogonadotropin alfa for injection), Rebif(R) (interferon beta-1a), Serostim(R) [somatropin (rDNA origin) for injection] and Saizen(R) [somatropin (rDNA origin) for injection]. (Luveris(R) is not approved in the US.) In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are over 30 projects in development.

Serono is committed to helping people living with MS as well as the MS community. The Company has conducted leading research and product development in the area of multiple sclerosis and other diseases. Serono's growing portfolio of MS products is used to treat both relapsing forms of MS and worsening MS.

Serono was awarded the International James D. Watson Helix 2003 Award from the Biotechnology Industry Organization (BIO) in recognition of the Company's outstanding leadership and highest standards of scientific and product achievement.

In 2002, Serono achieved worldwide revenues of $1.546 billion, and a net income of $321 million, making it the third largest biotech company in the world. The Company operates in 45 countries, and its products are sold in over 100 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

ABOUT  PFIZER
Pfizer Inc discovers, develops, manufactures and markets leading prescription medicines, for humans and animals, and many of the world's best-known consumer products.



_______________________________
(2)  Data on file. Amendment to BLA File, Study 21125. Serono, Inc.; 2002.

                                       ###


Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 17, 2003. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.


FOR MORE INFORMATION, PLEASE CONTACT:


  MEDIA RELATIONS           MEDIA RELATIONS
  SERONO, INC.              PFIZER INC.
  ROCKLAND, MA              NEW YORK, NY
  Tel: 781-681-2340         Tel: 212-733-4889
  Fax: 781-681-2935         Fax: 212-808-8799
  www.seronousa.com         www.pfizer.com
  -----------------         --------------


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           SERONO S.A.
                                           a Swiss corporation
                                           (Registrant)



May 22, 2003                          By:  /s/  Allan Shaw
                                           ---------------------------
                                           Name:  Allan Shaw
                                           Title: Chief Financial Officer


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